        EXHIBIT 12(a) COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in millions) (unaudited)





                                           Three Months Ended       Year Ended
                                                March 31            December 31
                                           1994          1993          1993
                                           ----          ----          ----
Income (loss) before income taxes
  and minority interest                   $  57         $  99         $(236)
Less: Equity in income (loss) of
  50 percent or less owned affiliates        (1)           (2)           (7)
Add: Fixed charges excluding
  capitalized interest                       56            63           253
                                          -----         -----         -----
Earnings as adjusted                      $ 114         $ 164         $  24
                                          =====         =====         =====

Fixed charges:
 Interest expense                         $  47         $  53         $ 217
 Rental expense                               9            10            36
 Capitalized interest                         -             1             3
                                          -----         -----         -----
Total fixed charges                       $  56         $  64         $ 256
                                          =====         =====         =====

Ratio of earnings to fixed charges        2.04x         2.56x            (a)
                                          =====         =====         =====




(a) Additional income before income taxes and minority interest of $232 million would be necessary to attain a ratio of earnings to fixed charges of 1.00x for the year ended December 31, 1993.